UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Bristow Group Inc.

(Name of Issuer)

Common Stock ($.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham Gate, London

England SW1E 6NN (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

July 15, 2013

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676255 10 2	13D	Page 2 of 6 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) n/a
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER - 0 -
	8)	SHARED VOTING POWER 1,988,561
	9)	SOLE DISPOSITIVE POWER - 0 -
	10)	SHARED DISPOSITIVE POWER 1,988,561
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,561
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.50%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D

(Amendment No. 6)

Under the Securities and Exchange Commission Act of 1934

Item 1. Security and Issuer

This Amendment No. 6 on Schedule 13D (this “Statement”) relates to the common stock, $.01 par value per share (“Common Stock”), of Bristow Group Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2103 City West Boulevard, 4th Floor, Houston, Texas 77042.

Item 2. Identity and Background

(a) This Statement is filed by Caledonia Investments plc (“Caledonia” or the “Reporting Person”) as the beneficial owner of 1,988,561 shares of Common Stock or 5.50% of the outstanding shares of Common Stock, previously referenced on page 2. The Cayzer Trust Company Limited (“Cayzer” or the “Additional Person”) may be deemed to control Caledonia given its direct holdings of 35.07% of the outstanding capital stock of Caledonia. Cayzer disclaims beneficial ownership of the Common Stock, including the shares acquired by Caledonia as described in Item 4 of the Statement. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b), (c) and (f) The principal business address for Caledonia and Cayzer is Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN. Caledonia is an investment trust company and Cayzer is an investment holding company, both of which are organized under the laws of England and Wales. The names, principal occupation and addresses of the officers and directors of Caledonia and Cayzer are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the officers and directors of Caledonia and Cayzer is set forth on Schedule A hereto and is incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor the Additional Person, according to the Reporting Person’s knowledge, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

A 10b5-1 Program was put in place by Caledonia with Morgan Stanley Smith Barney LLC dated May 31, 2013. Since June 14, 2013, the Selling Start Date of the 10b5-1 Program, a total of 413,016 shares, representing 1.14% of the outstanding shares of Bristow Common Stock, have been sold on various dates for an aggregate consideration of $27,551,320. The most recent sale took place on July 16,, 2013.

Item 4. Purpose of Transaction

Caledonia has been a shareholder in Bristow Group Inc. (“Bristow” or “the company”) for over 15 years. Caledonia has previously stated that it may, from time to time, increase, reduce or dispose of its investment in Bristow depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations. As a result of Bristow’s strong recent performance and increased share price, the holding became Caledonia’s largest investment, representing 8.1% of its portfolio as at March 31, 2013. In order to reduce concentration risk, a strategic decision was taken to reduce this weighting and Caledonia entered into the 10b5-1 Program with Morgan Stanley Smith Barney LLC, referred to in item 3 above. Other than as described above, Caledonia currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Caledonia reserves the right to develop such plans or proposals consistent with applicable law.

Item 5. Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 1,988,561 shares of Common Stock of the Issuer. This holding represents approximately 5.50% of the total of 36,151,310 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 filed with the SEC May 23, 2013. By virtue of the relationships described in Item 2, Cayzer may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia. Cayzer disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b) Caledonia has the power to vote or direct the vote, and dispose or direct the disposal of the 1,988,561 shares of Common Stock of the Issuer.

(c) Except as disclosed in Item 4, there have been no transactions in the Common Stock of the Issuer by Caledonia.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Master Agreement dated December 12, 1996 among the Issuer, CIS, Caledonia and certain other persons (the “Master Agreement”), the Supplemental Letter Agreement to the Master Agreement dated December 19, 1996 and the Assignment dated December 12, 2002, Caledonia was given the right to designate two directors on the Issuer’s board of directors, provided that Caledonia had: (1) at least 1,000,000 shares of Common Stock of the Issuer or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited. If any director appointed by Caledonia declined or was unable to serve on the Issuer’s board of director, the remaining Caledonia director had the right to designate another person to serve.

The summary of the transactions and rights described above is qualified in its entirety by reference to the Master Agreement, Supplemental Letter Agreement and the Assignment have been previously filed as exhibits on the dates set forth in Item 7.

Item 7. Material to Be Filed as Exhibits

Exhibits

1	The Master Agreement dated December 12, 1996 is incorporated by reference to Exhibit to a Current Report on Form 8-K filed by Issuer with The Securities and Exchange Commission on January 3, 1997.

2	Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement, previously filed with the Securities and Exchange Commission under this Schedule 13D on April 23, 1997.

3	The Purchase Agreement between Caledonia and CIS, dated December 4, 2002 filed with the Securities and Exchange Commission under this Schedule 13D on December 17, 2002.

4	Assignment from CIS to Caledonia dated December 12, 2002 filed with the Securities and Exchange Commission under this Schedule 13D on December 17, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2013	CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name	Residence	Principal Occupation	Citizenship
C. M. Allen-Jones	Beacon House Arkesden Nr. Saffron Walden Essex CB11 4HF England	Non-executive director of a number of companies	United Kingdom

S.J. Bridges	Jasmine Cottage Nuptown Warfield Berkshire RG42 6HS England	Chief Financial Officer, Hiscox	United Kingdom

Hon. C. W. Cayzer	Brize Lodge Leafield Road Chipping Norton Oxfordshire OX7 3DD England	Non-Executive Director of a number of companies	United Kingdom

J. M. B. Cayzer-Colvin	The Manor House Milton Lilbourne Pewsey Wiltshire SN9 5LQ England	Executive Director, Caledonia Investments plc	United Kingdom

G. P. Denison	48 Queens Road Hertford Hertfordshire SG13 8BB England	Company Secretary, Caledonia Investments plc	United Kingdom

R Goblet d’Alviella	Rue du Village 5 B-1490 Court Saint Etienne Brussels Belgium	Executive Chairman Sofina sa	Belgium

Name	Residence	Principal Occupation	Citizenship
C.H. Gregson	Hope Farm The Haven Billingshurst RH 14 9BN England	Non-Executive director of a number of companies	United Kingdom

R. D. Kent	Mount Prosperous Hungerford Berkshire RG17 0RP England	Non-executive director of a number of companies	United Kingdom

S. A. King	24 Bernard Gardens Wimbledon London SW19 7BE England	Finance Director, Caledonia Investments plc	United Kingdom

D. G. F. Thompson	Albrighton Hall High Street Albrighton Wolverhampton WV7 3JQ England	Chief Executive Anglia Maltings (Holdings) Limited	United Kingdom

R.B. Woods	The Old Rectory Frilsham Newbury Berkshire RG18 9HX England	Non-Executive director of a number of companies	United Kingdom

W. P. Wyatt	Bleak House 14 The Hollow Knossington Oakham Leicestershire LE15 8LR England	Chief Executive, Caledonia Investments plc	United Kingdom

(ii) Directors and Executive Officers of The Cayzer Trust Company Limited

Name	Residence	Principal Occupation	Citizenship
Hon. C. W. Cayzer	Brize Lodge Leafield Road Chipping Norton Oxfordshire OX7 3DD England	Non-Executive Director of a number of companies	United Kingdom

J. M. B. Cayzer-Colvin	The Manor House Milton Lilbourne Pewsey Wiltshire SN9 5LQ England	Executive Director, Caledonia Investments plc	United Kingdom

J.P.L. Davis	10 Calonne Road London SW19 5HJ England	Company Director / Solicitor	United Kingdom

P. R. Davies	Fieldgate Farmhouse Fieldgate Drive Kingsclere Hampshire RG20 5SL England	Retired	United Kingdom

D. V. Gibbs	Flat 2 143 Finborough Road London SW10 9AW England	Director, The Cayzer Trust Company Limited	United Kingdom

Hon. Mrs. Gilmour	Flat 8 62 Rutland Gate London SW7 1PJ England	Art Historian	United Kingdom

Name	Residence	Principal Occupation	Citizenship
M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP England	Retired	United Kingdom

W. P. Wyatt	Bleak House 14 The Hollow Knossington Oakham Leicestershire LE15 8LR England	Chief Executive, Caledonia Investments plc	United Kingdom